QuickLinks -- Click here to rapidly navigate through this document

Exhibit 14.7

COMUNICACIONES CELULARES, S.A.

Audit Report of the Financial Statements as of December 31, 2003, 2002, 2001
and Independent Auditor's Opinion

Contents of the Audit Report

Page
Independent Auditors' Opinion	1
Financial statements:
- Balance sheets	2
- Statements of income	3
- Statements of changes in shareholders' equity	4
- Statements of cash flows	5 - 6
Notes to the financial statements	7 - 21

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Comunicaciones Celulares, S.A.

        We have audited the accompanying balance sheet of COMUNICACIONES CELULARES, S.A., as of December 31, 2003 and 2002, and the related statements of income, shareholders' equity and cash flow for the year ended December 31, 2003, 2002 and 2001. These Financial Statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

        We conducted our audits in accordance with the Generally Accepted Auditing Standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Financial Statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COMUNICACIONES CELULARES, S.A., as of December 31, 2003 and 2002, and the result of its operations, the shareholders' equity and the cash flow for the year ended December 31, 2003, 2002 and 2001, in conformity with International Financial Reporting Standards (IFRS).

        IFRS vary in certain respect from accounting principles generally accepted in the United States ("U.S. GAAP"). The application of U.S. GAAP referred to in Note 17 would have affected the determination of net income and the shareholders' equity as of and for the years ended December 31, 2003, 2002 and 2001, to the extent summarized in Note 17 to the consolidated financial statements.

        These financial statements have been translated into English solely for the convenience of the readers of this language.

BDO AUDITORES Y CONSULTORES, S.A.
/s/ MARIO RODOLFO DOMINGUEZ Lic. Mario Rodolfo Dominguez Partner
Guatemala City, March 14, 2004

Exh 14.7-1

COMUNICACIONES CELULARES, S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002
(All amounts in thousands of Quetzals—Note 2)

	NOTES	2003		2002
ASSETS
NON CURRENT ASSETS:
Intangible assets	2,3	Q	75,264	Q	33,742
Property, plant and equipment net	2,4		751,281		789,862
Investments in associate company	2,5		19,540		14,068
Other assets			1,222		1,162

Total non current assets			847,307		838,834

CURRENT ASSETS:
Inventories	2,6		28,749		30,861
Accounts receivable—net	2,7		143,766		113,657
Related parties	8		2,478		2,143
Prepaid expenses			28,976		6,825
Cash	9		142,527		83,782
Deferred free phone cost	2		42,472		40,511
Other current assets			64,440		18,875

Total current assets			453,408		296,654

TOTAL		Q	1,300,715	Q	1,135,488

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY:
Authorized, subscribed and paid-in capital, 500 common shares of Q50,000 each		Q	25,000	Q	25,000
Legal reserve	12		23,568		11,844
Retained earnings	12		593,952		492,749

Total shareholders' equity			642,520		529,593

NON CURRENT LIABILITIES:
Long-term bank loans	10		320,000		280,977
Deferred income tax	11		146,990		132,639

Total non current liabilities			466,990		413,616

CURRENT LIABILITIES:
Accounts payable and accrued liabilities			103,137		93,991
Bank loans	10				63,585
Taxes payable			41,450		4,698
Other provisions			13,926		13,311
Related parties	8		6,276		3,184
Income received not earned (prepayment-cards)	2		26,416		13,510

Total current liabilities			191,205		192,279

CONTINGENCIES	13
TOTAL		Q	1,300,715	Q	1,135,488

The attached notes, 1 to 17, are an integral part of the financial statements.

Exh 14.7-2

COMUNICACIONES CELULARES, S.A.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001
(All amounts in thousands of Quetzals—Note 2)

	NOTES	2003		2002		2001
Revenue	2
Cellular mobile telephone services		Q	1,103	Q	5,590	Q	2,663
Subscription services			224,864		254,890		235,719
Sale of air time post-payment			170,837		176,421		180,953
Sale of operators			276,122		190,989		121,423
Sale of air time pre-payment			307,618		215,840		168,017
Sale of telephone equipment			108,733		77,416		147,106
Participations in investment in associate company Navega.com, S.A.			5,472		2,454		1,250
Other sales			40,159		37,516		45,636

Total Revenue			1,134,908		961,116		902,767
Cost of sales			(239,793)		(214,997)		(255,329)

Gross margin			895,115		746,119		647,438

OPERATING EXPENSES:
Advertising and promotion			(27,138)		(40,015)		(46,436)
Phone subsidies/amortization			(80,243)		(105,373)		(64,378)
Dealer commissions			(83,154)		(48,236)		(37,650)
Personnel costs			(52,662)		(61,751)		(63,525)
Other costs			(87,955)		(97,154)		(69,673)
Depreciation and amortization			(157,565)		(147,502)		(122,497)

Total operating expenses			(488,717)		(500,031)		(404,159)

Operating income			406,398		246,088		243,279

OTHER EXPENSES AND PRODUCTS:
Gain (loss) in sale of assets			51		(3,166)		62
Interest gain and other			5,871		3,046		5,812
Interest expenses			(28,823)		(41,401)		(58,061)
Exchange currency (loss)/gain			(6,231)		9,532		(11,075)

Total other expenses and products			(29,132)		(31,989)		(63,262)

INCOME BEFORE TAX			377,266		214,099		180,017
INCOME TAX	11		(110,203)		(67,299)		(78,096)

NET INCOME		Q	267,063	Q	146,800	Q	101,921

The attached notes, 1 to 17, are an integral part of the financial statements.

Exh 14.7-3

COMUNICACIONES CELULARES, S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001
(All amounts in thousands of Quetzals—Note 2)

	PAID-IN CAPITAL		LEGAL RESERVE		RETAINED EARNINGS		TOTAL
Balance as of December 31, 2000	Q	25,000	Q	4,099	Q	291,767	Q	320,867
Net Income of the period						101,921		101,921
Transfer to the legal reserve				(365)		365

Balance as of December 31, 2001	Q	25,000	Q	3,734	Q	394,053	Q	422,787
Net Income of the period						146,800		146,800
Transfer to the legal reserve				8,110		(8,110)
Dividends payments						(39,994)		(39,994)

Balance as of December 31, 2002	Q	25,000	Q	11,844	Q	492,749	Q	529,593
Net Income of the period						267,063		267,063
Transfer to the legal reserve				11,724		(11,724)
Dividends payments						(154,136)		(154,136)

Balance as of December 31, 2003	Q	25,000	Q	23,568	Q	593,952	Q	642,520

The attached notes, 1 to 17, are an integral part of the financial statements.

Exh 14.7-4

COMUNICACIONES CELULARES, S.A.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2003, 2002, 2001
(All amounts in thousands of Quetzals—Note 2)

	2003		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	Q	267,063	Q	146,800	Q	101,921
Entries to reconcile net income with net cash provided by operating activities:
Depreciation and amortization		155,604		166,057		77,680
Severance compensations—net		8		879		397
Provision for bad debts—net		568		(6,111)		3,020
Reserve for obsolete inventories		(787)		787
Net gain from sales of fixed asset		38		894		(62)
Adjustment in deferred income tax		(17,748)
Participation in profits of associated companies		(5,472)		(874)
Changes in working capital components originated by the movement of cash:
Increase in accounts receivable		(29,915)		695		(10,000)
(Increase) decrease in receivable related parties		(335)		8,379		19,461
Decrease (increase) in inventories		2,112		(209)		36,034
(Increase) decrease in pre-paid expenses		(22,151)		354		2,013
(Increase) decrease in other current assets		(45,565)		972
Increase (decrease) in accounts payable and accrued liabilities		10,930		(10,965)		(116,962)
Increase in deferred income tax		27,327		13,802		23,278
Increase in taxes payable		36,752		2,856
Increase in income received not earned		12,905				4,419
Increase (decrease) in related parties payable		5,969		(70,102)
Decrease in other provisions		(2,270)		(49,819)

Net cash provided by operating activities		395,033		204,395		141,199

CARRIED OVER	Q	395,033	Q	204,395	Q	141,199

The attached notes, 1 to 17, are an integral part of the financial statements.

Exh 14.7-5

	2003		2002		2001
BROUGHT FORWARD	Q	395,033	Q	204,395	Q	141,199

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intangible assets		(45,769)				(54,815)
Acquisition of property, plant and equipment		(110,173)		(155,023)		(212,162)
Sale of property, plant and equipment		861		9,470		719
Increase (decrease) in other assets		(60)				1,019
Increase for participation in stock investments						(2,785)

Net cash used in investing activities		(155,141)		(145,553)		(268,024)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contracting bank loans and notes payable		356,461		359,480		254,748
Payment of bank loans and notes payable		(383,472)		(310,646)		(112.530)
Dividends payments		(154,136)		(39,994)

Net cash (used in) provided from financing activities		(181,147)		8,840		142,218

Exchange rate differential—net						2,942

NET CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD		58,745		67,682		18,335
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		83,782		16,100		7,828

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	Q	142,527	Q	83,782	Q	26,163

The attached notes, 1 to 17, are an integral part of the financial statements.

Exh 14.7-6

COMUNICACIONES CELULARES, S.A.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIODS ENDED DECEMBER 31, 2003, 2002
(All amounts expressed in thousands of Quetzals—Note 2)

1.     ORGANIZATION AND OPERATIONS

        Organization—The Company was organized on November 9, 1989, as a corporation for an indefinite term, under the laws of the Republic of Guatemala. Its main objective under the charter of incorporation is the delivery of cellular mobile telephone services, within the Republic of Guatemala.

        On January 3, 1990, COMUNICACIONES CELULARES, S.A., (COMCEL) entered into a service delivery contract with EMPRESA GUATEMALTECA DE TELECOMUNICACIONES (GUATEL/PTT) , which enables it to exploit cellular mobile telephone services in the Republic of Guatemala. The original contract conditions have been subject to certain modifications, which establish that the contract term is for 20 extendable years expiring on December 31, 2010, and that it will be automatically extended for 5-year periods, unless GUATEL proves that COMCEL, S.A. is not meeting the obligations set forth in the contract. The most recent contract modifications establish that in order to enjoy authorization to exploit the service of cellular mobile telephone services COMCEL, S.A. undertakes to pay GUATEL, beginning on June 1, 2000, an annual share equivalent to 5% of the net profits after paying income taxes, resulting from the delivery of cellular mobile telephone services. The basis for calculating such share shall be a simple legalized copy of the Income Tax Return filed with the Tributary Administration Superintendence.

        During the period ended December 31, 2003, the company obtained a license whereby it is entitled to the usufruct of Band B for exploitation of mobile cellular telephone services for a renewable 15 years period. This caused, the original contract entered into with GUATEL and amendments thereto to be void and, consequently, annual participation payment had to be made until February 2003.

2.     VALUATION AND ACCOUNTING POLICIES

        Accounting statements—The Guatemalan Institute of Certified Public Accountants adopted International Financial Reporting Standards under resolution published on July 4, 2001. The application of these Standards is mandatory for the presentation of financial statements as of the period beginning January 1, 2002, for companies with a closing date as of December 31, 2002. The financial statements as of December 31, 2003 and 2002 have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board. The financial statements have prepared on the historical cost convention.

        The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

        The Board of Directors approved these financial statements on April 14, 2004 for issuance.

        Monetary unit—The enclosed financial statements are expressed in thousands of Quetzals (symbol Q) which is the official currency of Guatemala. On December 19, 2000, Decree 94-2000 Law for Free Negotiation of Currency was enacted and became effective on May 1, 2001. The Decree establishes a reference rate of exchange for the Quetzal with respect to the United States Dollar, which is calculated and published daily by the bank of Guatemala. Additionally, it contemplates the free disposition, holding, contracting, remittance, transfer, purchase, sale, collection, and payment of and with currency, and the free holding and management of deposits and accounts in foreign currency. Unless otherwise

Exh 14.7-7

agreed upon by the parties, the Quetzal will be used as the accounting currency and means of payment in all actions and businesses with monetary content and shall have legal tender powers for debts. As of December 31, 2003, the reference rate of exchange established by the Bank of Guatemala was approximately Q8.02 per US$1.00. (Q7.75 per US$1.00 as of December 31, 2002 and Q7.95 per US$1.00 as of December 31, 2001).

        Foreign currency—Transactions in foreign currency are recorded at the effective rate of exchange on the dates on which transactions are made. The availability and obligations in such currency are re-expressed at the rate of exchange in effect at the closing date. Exchange rate fluctuations are recorded directly as part of the expenditures or financial products.

        Intangible assets—Frequency bands are recorded at acquisition cost. Amortization is calculated by the straight-line method over the term of the concession (15 years) [See Note 3].

        Property, plant and equipment—These assets are valued at cost of acquisition. Normal maintenance and repair expenses are debited directly to the operating results of the period in which they are incurred. Theses assets are depreciated by the straight-line method, based in the following useful life, estimated by management:

Buildings	40 years
Furniture and equipment	5 years
Network equipment	10 years
Computer equipment	5 years
Vehicles	5 years
Leasehold improvements	5 years
Leased assets	10 years
Other equipment	5 years

        Investments in associate company—Investments in associate company are recorded under the equity method; therefore, as of December 31, 2003 and 2002 the portion corresponding to the investment in Navega.com, S.A. (45%) was registered, as required by International Financial Reporting Standards.

        Revenue recognition—The Group revenue sources in the consolidated statements of profit and loss comprise the following:

  Revenues from provision of telecom services

        These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenue from the provision of data clearing services and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

  Connection revenues

        Initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

  Equipment revenues

        These revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

Exh 14.7-8

  Prepaid cards

        Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred revenue within other current liabilities.

        Cost of sales—The primary cost of sales incurred by the company in relation to the provision of telecommunication services relate to interconnection costs, roaming cost, frequencies cost, costs of handsets and other accessories sold, and regulator fees. Cost of sales are recorded on an accrual basis.

        Deferred free phone costs—These costs correspond to the value of telephones given under comodato contract (contract established by Trade Code of the Republic of Guatemala), which are amortized in accordance with their estimated useful life and at the mandatory term of 18 months established in the contract entered into with users of post-paid cellular mobile telephone services.

        Inventories—Inventories of cellular phones and accessories for sale are valued at cost of acquisition, which does not exceed market value, being determined by the first-in first-out method (FIFO).

        Value impairment of assets—The book value of company assets is revised on the date of each balance sheet to determine indications of productive assets value impairment. Should indications of deterioration exist, the recoverable value of the asset is estimated. Losses for value impairment are recorded when the book value of the asset or income generating unit exceeds the recoverable value. Losses for impairment must be charged against the results for the period in which they are established. As of December 31, 2003 and 2002, the company did not record any adjustment for the value impairment of its productive assets.

        Severance compensations—Compensation accrued on behalf of company employees, under the Labor Code, must be paid for unjustified dismissal to employees or to the relatives in case of death. Such compensation is calculated on the basis of one-month's salary plus 1/12 for Christmas bonus and 14th salary bonus for each year of service. The company follows the policy of indemnifying its staff and records a provision in agreement with the Labor Code. As of December 31, 2003, the average number of employees of the company was 324 (236 as of December 31, 2002).

        Advertising and promotion—Expenses for these concepts are charged to the results of operations as they are incurred.

        Income Tax—Income tax consists of current income taxes estimated over the taxable income for the year recorded in fiscal accounting books, at the legal rate in effect on the date of the balance sheet. Deferred income taxes represent the amount of taxes payable or receivable in future periods; these taxes arise from temporary differences between financial assets and liability balances and balances for fiscal purposes, to which the taxable rate in effect on the date of the balance sheet is applied.

        Financial instruments—A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

        Fair value is defined as the amount at which the instruments could be exchanged in a current transaction between knowledgeable willing parties in an arms length transaction, other than I a forced or liquidation sale. The carrying value of financial instruments approximate to fair value at December 31, 2003 and 2002.

        Borrowings—Borrowings are initially recognized at the proceeds received. Borrowings consist primarily in bank loans bearing market rates of interest that vary on regular basis. Borrowing cost are expensed as incurred.

Exh 14.7-9

        Trade receivables—Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

        Other—The carrying value of other financial instruments as cash and cash equivalents, accounts receivable and accounts payable including related parties, approximate to fair value at December 31, 2003 and 2002 due to its short-term nature.

        New and revised accounting standards—During 2003 and to the date of approval of these financial statements, the International Accounting Standards Boards ("IASB") released 15 revised standards, including revised IAS 32, IAS 39 and 13 other standards in its "Improvements to International Accounting Standards" publication as well as International Financial Reporting Standard 2 "Share based payments". The company is currently assessing the impact of these new and revised standards, which will come into force on January 1, 2005.

        Cash and cash equivalents—Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

3.     INTANGIBLE ASSET

        The integration of this account as of December 31, 2003 and 2002, is given below:

	2003		2002
Frequency bands	Q	86,640	Q	39,886
Less-accumulated amortization		(11,376)		(6,144)

TOTAL	Q	75,264	Q	33,742

        As stated in Note 1, during the year ended December 31, 2003, the Company was awarded with a 15 year license to exploit Band B frequency for its mobile cellular telephone service. At the end of this term, this license is extendable for another fifteen year period.

        For the years ended December 31, 2003 and 2002, the Company recorded for these rights amortization expense of Q15,769 and Q.7,977, respectively.

Exh 14.7-10

4.     PROPERTY, PLANT AND EQUIPMENT

        A detail of the additions, disposals withdrawals and transfers of property, plant and equipment and its accrued depreciation for the period ended December 31, 2003 and 2002, is shown below:

DESCRIPTION	2002		ADDITIONS		DISPOSALS		TRANSFERS		2003
Network equipment	Q	1,064,550	Q	57,352			Q	9,185	Q	1,131,087
Computer equipment		68,561		3,473	Q	(206)				71,828
Buildings		4,910								4,910
Vehicles		5,882				(710)				5,172
Furniture and equipment		86,488		529		(21)				86,996
Tools		1,093		13						1,106
Other equipment		44,147		6,803		(657)		3,055		53,348
Leasehold improvements		25,422		1,343						26,765
Promotional telephones		4,452								4,452
Leased assets		933						(788)		145

Total depreciable assets		1,306,438		69,513		(1,594)		11,452		1,385,809
Less—accumulated depreciation		(543,530)		(147,855)		771				(690,614)

Depreciated assets—net		762,908		(78,342)		(823)		11,452		695,195
Land		899								899
Constructions in Process(1)		26,055		42,218				(13,086)		55,187

TOTAL	Q	789,862	Q	(36,124)	Q	(823)	Q	(1,634)	Q	751,281

DESCRIPTION	2001		ADDITIONS		DISPOSALS		TRANSFERS		2002
Network equipment	Q	916,547	Q	52,301	Q	(909)	Q	96,611	Q	1,064,550
Computer equipment		63,460		5,658		(557)				68,561
Buildings		4,910								4,910
Vehicles		4,928		1,540		(587)				5,882
Furniture and equipment		73,278		11,840		(58)		1,428		86,488
Tools		1,007		86						1,093
Other equipment		38,937		4,668				543		44,147
Leasehold improvements		20,244		3,748		(4,995)		6,425		25,422
Promotional telephones		4,452								4,452
Leased assets		3,942		593		(3,602)				933

Total depreciable assets		1,131,705		80,434		(10,708)		105,007		1,306,438
Less—accumulated Depreciation		(400,812)		(143,956)		1,238				(543,530)

Depreciated assets—net		730,893		(63,522)		(9,470)		105,007		762,908
Land		896		3						899
Constructions in process(1)		43,992		74,584				(92,521)		26,055

TOTAL	Q	775,781	Q	11,065	Q	(9,470)	Q	12,486	Q	789,862

(1)
Construction in process represents the costs incurred in the development of the Company's network, its modernization and the construction of the Company's corporate building. The Company's management estimates costs to complete these projects amounting approximately to Q249,000

        For the years ended December 31, 2003 and 2002, the Company recorded depreciation expense of Q152,333 and Q147,197, respectively.

Exh 14.7-11

5.     INVESTMENTS IN ASSOCIATE COMPANY

        The integration of investments as of December 31, 2003 and 2002, is shown below:

	Participation in Capital Stock	2003		2002
Navega.Com, S.A.	45%	Q	19,540	Q	14,068

TOTAL		Q	19,540	Q	14,068

6.     INVENTORIES

        The integration of inventories as of December 31, 2003 and 2002, is given below:

	2003		2002
Cellular telephones	Q	26,654	Q	28,068
Accessories for cellular telephones		596		1,271
"Amigo" cards		1,247		958
Assets for lease		76		388
Free PC's accessories on consignment		21		21
Other inventories		155		155

TOTAL	Q	28,749	Q	30,861

7.     ACCOUNTS RECEIVABLE

        A detail of accounts receivable as of December 31, 2003 and 2002, is shown below:

	2003		2002
Accounts receivable:
Accounts receivable own subscribers	Q	53,326	Q	64,282
Accounts receivable operators		79,236		31,046
Accounts receivable dealers		5,620		2,955
Accounts receivable other		183		1,201
Accrued income		14,291		18,782

Sub-total		152,656		118,266
Less—bad debt provision		(8,890)		(4,609)

TOTAL	Q	143,766	Q	113,657

Exh 14.7-12

8.     RELATED PARTIES

        The integration of balances with related parties as of December 31, 2003 and 2002, is shown below:

	2003		2002
DEBTOR BALANCES:
Millicom International Cellular, S.A.			Q	15
Celtel Honduras	Q	86
Navega.com, S.A.		2,217		2,128
Telecel Paraguay		175

TOTAL	Q	2,478	Q	2,143

CREDITOR BALANCES:
Movitel, S.A.	Q	5,356	Q	28
Extelcom, S.A.		6		2,849
Celtel Honduras		696		219
Telemovil de El Salvador, S.A.				88
Millicom Internacional Cellular, S.A.		201
Telecel Paraguay		17

TOTAL	Q	6,276	Q	3,184

        These balances correspond to affiliated companies of Millicom International Cellular, S.A. (the same headoffice of Comcel), which have transactions with COMCEL as disclosed.

        During the period ended December 31, 2003, Movitel, S.A. and Extelcom, S.A. rendered personnel services to Comunicaciones Celulares, S.A. amounting to Q36,843 and Q323 respectively (Q658, and Q38,750 as of December 31, 2002 respectively). Also, Navega.com, S.A. invoiced services for utilization of optic fiber for voice lines, video and data channels amounting to Q27,785 (Q21,700 as of December 31, 2002).

9.     CASH

        An integration of cash as of December 31, 2003 and 2002, is shown below:

	2003		2002
Petty cash	Q	53	Q	167
Monetary and saving deposits in local currency		38,613		51,262
Monetary and saving deposits in US$		27,671		32,353
Time deposits in US$		76,190

TOTAL	Q	142,527	Q	83,782

Exh 14.7-13

10.   BANK LOANS

        Bank loans as of December 31, 2003, correspond to a pool loan hired with local financial institutions. The loan is managed by Banco G&T Continental, S.A., has unsecured guaranty and earns interest at the rate of 8% annually. The term is seven years expiring on September 7, 2010 and consecutive bi-annual amortizations to principal of Q33,333 each, beginning in March 2005 and the balance at expiration should be paid.

        Major restrictions are as follows:

  1.
  The relationship of level of indebtness over EBITDA should not exceed 1.5 to 1 during each fiscal period of twelve months.

  2.
  The coverage index of debt (EBITDA over interest and amortizations paid or incurred during the fiscal period) service for each period must be equal to or more than 2.75 to 1.

  3.
  Debt limitations: The debtor, its collaterals, subsidiaries and affiliates over which the debtor has stock control, present or future, may not contract additional debts. Greater than the indicated in the paragraphs 1. and 2.

  4.
  Transaction Limitations: It may not enter into nor shall it allow shareholders, collateral entities, subsidiaries and affiliates to perform any transactions, including, without limitation, purchases, sales, leases, usufructs and exchange of property, as well as the delivery of any services or granting of credits or monetary loans with such shareholders and entities, unless the transaction or operation does not damage the solvency of the debtor and timely payment of the credit.

  5.
  Limitation on the declaration and payment of dividends. The debtor may not distribute or pay, during the effective term of the credit, any profits which at the date of the contract are retained in accounting books. In any case, the debtor may declare and pay dividends corresponding to this and future fiscal periods, up to 100% of the cash flow generated during the fiscal period that proceeds the year when such dividends are declared.

        As of December 31, 2002, the loans obtained from local and foreign banking and financial institutions are guaranteed with unsecured and earned interest, which for local loans ranged between 10% and 22% annually, and for foreign loans between 3.81% and 10.5%

Exh 14.7-14

        A detail of loans as of December 31, 2003 and 2002, is given below:

	2003		2002
LOCAL LOANS:
Banco Industrial, S.A.	Q	100,000	Q	75,340
Banco del Café, S.A.		45,000		41,600
Banco Internacional, S.A.				15,279
Banco Agromercantil, S.A.		27,778		15,912
Banco Uno, S.A.		11,111		17,000
Banco Reformador, S.A.		13,889
Banco G&T Continental, S.A.		75,000		32,900
Banco de Occidente, S.A.		23,000
Financiera de Occidente, S.A.		2,000
Citibank, S.A.				26,850
Banco de América Central, S.A.				17,066
Banco de Exportación, S.A.		22,222

Total local loans		320,000		241,947

FOREIGN LOANS:
GTC Bank				31,030
Abn Amro Bank, N.V.				14,380
Westrust Bank				13,963
Banque Invik, S.A.				43,242

Total foreign loans				102,615

TOTAL BANKS LOANS		320,000		344,562
Less-portion classified as long term	Q	320,000		(280,977)

PORTION CLASSIFIED AS SHORT-TERM			Q	63,585

11.   DEFERRED INCOME TAX

        As mentioned in Note 2 "Accounting Policies", the presentation of financial statements beginning on January 1, 2002, must follow International Financial Reporting Standards; such standards require that income taxes for the current period be recorded with respect to the fiscal income established in accordance with the Income Tax Law in effect and the respective tax on earnings payable in future periods (deferred income tax) related with temporary taxable differences that arise between the figures established under these standards and the figures established in accordance with legal requirements set forth in the Income Tax Law.

Exh 14.7-15

        Reconciliation entries between profits shown in the statements of results and taxable income to determine income tax for the accounting periods ended December 31, 2003 and 2002, are shown below:

		2003		2002		2001
Profit for the period		Q	377,266	Q	214,099	Q	180,017
(+)	Non deductible expenses		121		4,716		188
(-)	Exempt income		(3,184)		(1,088)		(1,279)
(-)	Re-investment of profits in equipment		(16,169)		(7,914)		(3,335)
(-)	Reinvestment of profits in training programs		(16,169)		(7,914)		(3,335)

	Taxable income		341,865		201,899		172,256

	Income Tax		110,203		67,299		78,096

	Total income tax for the period Effective rate		29%		31%		43%
	Current income tax		90,226		45,283		19,106
	Deferred income tax		19,977		22,016		58,990

Total income tax		Q	110,203	Q	67,299	Q	78,096

        Temporary components of asset and liability accounts considered in the determination of accumulated deferred income taxes, are as follows:

	2003 Deferred Tax				2002 Deferred Tax
	Asset		Liability		Asset		Liability
Depreciation of property, plant and equipment			Q	135,005			Q	117,112
Capitalization of transmission and communications equipment				1,252				1,252
Accumulated income receivable for unclosed cycles				4,431				6,149
Deferred free phone costs				13,167				12,558
Reserve for slow moving inventories					Q	244
Adjustment to the provision for bad debts	Q	176
Adjustment for exchange differential in short-term investments in US$		197
Provision of high risk fiscal contingencies for the year 2000		3,102
Reversion of amortization of frequencies over a very short period of time				4,798
Income received not earned		8,188				4,188

TOTAL	Q	11,663		158,653	Q	4,432		137,071

Deferred income tax—liabilities			Q	146,990				132,639

12.   LEGAL RESERVE AND RETAINED EARNINGS

        Legal reserve—The Code of Commerce of the Republic of Guatemala establishes that from the net profits of each year corporations must set aside 5% to constitute the legal reserve, which may not be distributed among shareholders until the liquidation of the corporation. However, it may be converted into capital stock when it exceeds 15% of the capital at the end of the immediately preceding period.

Exh 14.7-16

        Retained earnings—The Income Tax Law and its Regulations establish that dividends paid or credited to the account of foreign shareholders on profits obtained prior to June 30, 1997, are subject to a withholding of 12.5% as definite payment of the income tax. Dividends paid on profits obtained starting from July 1, 1997, are exempt from such tax, if it can be proven that the entity distributing them has paid the corresponding tax in agreement with this Law.

        Further, the Law on Fiscal Revenue Stamps and Special Stamped Paper for Attorneys at Law Records, establishes that vouchers supporting the payment of dividends are subject to 3% tax on the value of such dividends.

13.   CONTINGENCIES

        As of December 31, 2003, the following legal and administrative proceedings are pending resolution:

  •
  ARBITRATION WITH TELGUA: COMCEL has filed a legal suit against Telgua to demonstrate the existence of a CPP environment in Guatemala, in which Telgua, operator of the fixed line, must share a portion of the price per minute charged to its clients for outgoing calls to cellular networks. The amount claimed by Comcel is approximately US$18 million retroactively, and approximately US$500 thousand monthly beginning on the date of the resolution. However, the Arbitration Court ruled in favor of Telgua and declared that under interconnection agreements signed by Telgua with other cellular mobile telephone operators (Comcel, PCS, Telefónica, Bell South) as of this date there is not a CPP environment. The resolution was appealed by Comcel through a clarification remedy. Once the clarification remedy has been resolved, Comcel would face the resolution through an appeal for review, which must be known by the court of appeals in an ordinary court.

  There was no room for promoting an appeal for review, so to the closing date an exhaustive analysis is being undertaken in order of determining if the CCP environment may be declared by the Superintendence of Telecommunications through an administrative procedure.

  •
  DISCEL ARBITRATION: An arbitration proceeding was filed against Comcel by a former distributor of public telephone services. The sum demanded, claiming damages caused by Comcel upon termination of his commercial contract amounts to US$6 million. The final resolution passed by the court of arbitration sentenced Comcel to pay approximately US$1.185 million. Comcel filed an appeal of unconstitutionality with the Supreme Court of Justice, which recently ruled in favor of Comcel declaring the nullity of the arbitration proceedings. (Discel filed an appeal with the Court of Constitutionality against such resolution; management is awaiting notification regarding the appeal). Prior to the ruling of the Supreme Court, an executive proceeding was filed against Comcel by Discel (which was suspended by Comcel's appeal of unconstitutionality). However, as a caution measure, the Execution Court declared the seizure over the amount owed to Comcel for interconnection charges by another operator. This measure has been partially revoked and the amounts under seizure owed to Comcel by other operators, in excess of the amount being disputed, have already been paid to Comcel, with the exception of the Telgua case, for which the order of seizure persists. The company's legal counsel anticipates that the seizure will be revoked in January 2004.

  The executive proceeding was declared invalid by the Judge, because the formalities required by law were not followed by Discel (the proceeding could not be filed because the constitutional appeal had not been resolved and could -as in fact did- be resolved on behalf of Comcel), who filed an appeal against the resolution with a Court of Appeals which has not issued a final resolution.

Exh 14.7-17

  Comcel recently filed an ordinary proceeding against Discel, claiming payment for damages caused by the executive proceeding filed by Discel (which were declared invalid by the ordinary judge). The amount claimed by Comcel is approximately US$4 million. As a precautionary measure, Comcel requested suspension of any payment owed to Discel, as well as the seizure of the amount owed by Comcel to Discel. The Court admitted the proceeding; however, the precautionary measure has not yet granted.

  •
  JORGE BARASCOUT (OWNER OF DISCEL): Several legal suits in process have been filed by Comcel against Jorge Barascout, who owes Comcel by approximately US$500 thousand, seeking to obtain payment through the public auction of mortgaged assets (including Barascout's house), as well as several criminal proceedings for defrauding Comcel.

  •
  LAW ON TELECOMMUNICATIONS: Recently, Congress passed several amendments to the Law on Telecommunications, responding to increased criminality related with the theft of cellular phones. Over the last eight months, this social problem has increased to alarming levels, and one frequently reads in the newspapers about individuals being killed by criminals to steal mobile equipment. In response, Congress passed the amendments, seeking a noble solution, but in practice it will only increase and add new problems. Congress pretends to have each operator of mobile equipment provide personal information on every user to a government entity, the Superintendence of Telecommunications. This entity, in turn, will create a database with that information (including bank-related information). When a mobile phone is stolen, the user must file a claim with the Superintendence, which will notify all other operators the equipment's ESN and will not be able to activate the phone. This way pretends to halt the problem.

  The operators joined efforts to prevent the enforcement of this law, because it is not constitutional to force them to provide all of the information (address, bank accounts, details regarding calls, etc.) on their users to the government. The Company suggested that information on the ESN should be sufficient. A constitutional appeal was filed and the temporary suspension of the law was granted. However, the final resolution was issued against operators. An appeal has been filed with the Court of Constitutionality and the Company is awaiting final resolution. Further, constitutional proceedings have been filed with the Court of Constitutionality, which granted the temporary suspension of the law.

  •
  TAX-RELATED ISSUES:

  At this time, an administrative claim has been filed by fiscal authorities with respect to operations reported in the income tax return as of December 31, 2000, and the company's independent tax advisor submitted the corresponding arguments against fiscal objections on the following issues:

    •
    Income tax adjustments amounting to approximately Q10,000.

    •
    100% of the penalties on tax adjustments and compensatory interest required.

  According to the opinion of the tax advisor, the high risk figure amounts to approximately Q8,000 plus penalties for Q2,000. At December 31, 2003, the Company has a provision amounting to approximately Q10,000 to cover the total amount of the figure considered as high risk.

14.   FISCAL SITUATION

        The last fiscal revision undertaken by the Tax Administration covered company operations for the period ended December 31, 2000.

        According to the Tax Code, the Tax Administration has four years to examine company operations.

Exh 14.7-18

15.   CONTRACTS AND COMMITMENTS

CONTRACT PARTIES	DATE	OBJECTIVE	EXPIRATION	TERM
Navega.com, S.A. (sublessee) and Comcel, S.A. (sublessor), by mean of three contracts with similar characteristics.	September 26, 2002	Sublessor gives under lease to sublessee, 45 sites at different locations in the capital city and other parts of the Republic. Utilization of this land is exclusively to install racks and cabinets containing telecommunications equipment and accessories	Extendible term for yearly periods unless 30 day notice is given stating intention to terminate the term.	24 months, beginning on October 1, 2002
Miscellaneous agreements with operators	Several	The Company has signed agreements with local and foreign operators for local and long distance interconnection service delivery.	Several	Several
Ericsson (supplier) and Comcel, S.A. (Client)		Purchase of GSM technology transmission equipment, for 300 radio bases to be located throughout the country. The amount agreed upon for this stage with Erickson is US$12,369.	2 years	2 years beginning December 15, 2004
Comunicaciones celulares, S.A. (Client) and Navega.com, S.A. (supplier)	May 18, 2001	Communication service delivery by means of linkages between remote sites through networks.	The term may be extended for yearly periods unless the client gives 30 days notice otherwise.	5 years beginning on the date of the contract, or May 18, 2006.
Comunicaciones celulares, S.A. (Client) and Navega.com, S.A. (supplier)	August 22, 2001	Communications service delivery by means of linkages between remote sites through networks.	The term may be extended for 6 month periods unless the client gives 30 days notice otherwise.	Six months beginning on the date of installation. Estimated expiration: February 22, 2001
Comunicaciones celulares, S.A. (Client) and Navega.com, S.A. (supplier)	May 18, 2001	Communications service delivery by mean of linkages between remote sites through networks.	Automatic extension every year, unless the client gives 30 days notice otherwise	The term of the contract is 5 years, beginning on the date of installation. It expires approximately on May 18, 2006

Exh 14.7-19

Comunicaciones celulares, S.A. (Client) and Navega.com, S.A. (supplier)	October 31, 2001	Communications service delivery by mean of linkages between remote sites through networks.	Automatic extension every year, unless the client gives 30 days notice otherwise	The term of the contract is 1 year, beginning on the date of installation
Comunicaciones celulares, S.A. (Client) y Navega.com, S.A. (supplier)	November 5, 2001	Communications service delivery by mean of linkages between remote sites through networks.	Automatic extension every year, unless the client gives 30 days notice otherwise	The term of the contract is 1 year, beginning on the date of installation

        At December 31, 2003, the Company had the following commitments:

        The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expense of Q.36,600, and Q33,864 in 2003, and 2002. The schedule of estimated future minimum lease payments is as follows:

	2003
2004	Q	44,772
2005		49,249
2006		54,174
2007		59,591
2008 and thereafter		65,551

Total	Q	273,337

        The data includes the rental of sites leases (cell sites), the rental of Comcel's main offices and branches, and the rental for dedicated channels (dedicated links to branches and cell sites given by Navega.com, S.A.). The contracts are not of an obligatory type; this means we can cancel the service of Navega.com, S.A. whenever we want to. In the case of the sites leases, usually they have a term of 5 obligatory years, but whenever we have had a special case when we have to cancel the job, in 100% of the cases, the contract has been cancelled without any extra fees or legal consequences.

16.   FINANCIAL STATEMENTS

        As mentioned in Note 2 to the financial statements "Accounting Statements", beginning January 1, 2002, financial statements must be prepared in accordance with International Financial Reporting Standards. Consequently, the financial statements at December 31, 2003 and 2002 of COMUNICACIONES CELULARES, S.A., include certain transactions which, although they had not been recorded as of December 31, 2003 in authorized auxiliary and legal company books, are nevertheless necessary to present the financial situation, results of operations and cash flows in conformity with the above mentioned standards.

17.   RECONCILIATION TO U.S. GAAP

        The financial statements of the Company have been prepared in accordance with IFRS. If the financial statements had been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP") the following principal differences would arise:

  1.
  Under IFRS, the Company recognizes revenues for initial connection fees when the customer is connected and able to use the service. The Company recognizes revenues from the sale of handsets at the time of sale.

Exh 14.7-20

    Under U.S. GAAP, the Company applies the guidance in Staff Accounting Bulletin No. 101 (SAB 101), Revenue recognition in Financial Statements, and Staff Accounting Bulletin No. 104 (SAB 104), Revenue recognition. Under this guidance, the Company evaluates each element of a customer arrangement to determine the appropriate period for recognition of revenues. Revenues on connection fees are deferred and recognized as revenues on a pro rata basis over the estimated life of the customer relationship which management estimates to be 18 months.

    Cost of sales, which include direct incremental expenses related to connection fees and handset sales, are deferred and amortized over the same period that revenues are recognized. Certain customer acquisition costs such as dealer commissions and handset subsidies have been classified as sales and marketing expenses under IFRS. Under U.S. GAAP these costs would have been classified as cost of sales in the same periods.

        Reconciliation of Net Profit for the year:

        The above item gives rise to the following differences in net profit recorded under U.S. GAAP:

	Item	2003		2002		2001
Net profit for the year reported under IFRS		Q	267,063	Q	146,800	Q	101,921
Items (decreasing) increasing reported profit:
Recognition of connection fees			3,332		(1,886)		(1,054)
Recognition of connection costs			(25)		345		178
Tax effect of adjustments recorded under US GAAP			(1,025)		477		271

Net profit under U.S. GAAP		Q	269,345	Q	145,736	Q	101,316

Shareholder's Equity Reconciliation:

	2003		2002
Shareholders' equity under IFRS	Q	642,520	Q	529,593
Items decreasing reported equity:
Recognition of connection fees and costs		(327)		(2,609)

Shareholders' equity under U.S. GAAP	Q	642,193	Q	526,984

Exh 14.7-21

QuickLinks

  Exhibit 14.7
COMUNICACIONES CELULARES, S.A.
Contents of the Audit Report
REPORT OF INDEPENDENT AUDITORS
COMUNICACIONES CELULARES, S.A. BALANCE SHEETS AS OF DECEMBER 31, 2003, 2002 (All amounts in thousands of Quetzals—Note 2)
COMUNICACIONES CELULARES, S.A. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001 (All amounts in thousands of Quetzals—Note 2)
COMUNICACIONES CELULARES, S.A. STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001 (All amounts in thousands of Quetzals—Note 2)
COMUNICACIONES CELULARES, S.A. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 2003, 2002, 2001 (All amounts in thousands of Quetzals—Note 2)
COMUNICACIONES CELULARES, S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2003, 2002 (All amounts expressed in thousands of Quetzals—Note 2)